Filed by Marvell Technology Group Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cavium, Inc.

Commission File No. 001-33435

The following email communication was sent by the President and CEO of Marvell Technology Group Ltd. to its employees.

Marvell and Cavium to Combine Creating an Infrastructure Solutions Powerhouse

Team:

Today, Marvell announced an agreement to combine with Cavium. This is an exciting combination of two companies with complementary portfolios that together equal more than the sum of their parts. This announcement is a testament to how far we’ve come over the past 18 months, and a bold step toward our goal of becoming one of the world’s leading semiconductor companies. I encourage you to read the full announcement at: http://MarvellCavium.transactionannouncement.com.

A Powerful Combination

Our portfolios are very complementary. Cavium is strong in networking communications; multi-core and data center processing; storage connectivity and security solutions. Marvell offers a leading set of SSD and HDD storage controllers, Ethernet networking, and high-performance wireless connectivity solutions.

Together, we create a communications infrastructure powerhouse, one capable of meeting the massive and growing demand for data storage, heterogeneous computing and high-speed connectivity – something that very few companies in our industry can provide.

How We’ll Unite

Although Marvell is technically acquiring Cavium, we are treating this as a merger and leveraging the best of both companies. Cavium has been led by Syed Ali since he co-founded the company in 2001. Known across the industry for his vision and strong execution, Syed will continue to put these talents to good use at Marvell, and he will join our Board and serve as a strategic advisor. We will also integrate several members of Cavium’s management into my leadership team, including co-founder Raghib Hussain, and Anil Jain their Vice President of IC Engineering.

At all levels, the Cavium team has a reputation for effective collaboration and strong execution. These traits are very complementary with our culture here at Marvell, and together we are going to make an extraordinary team.

Our companies already share many common locations, including headquarters in the Bay Area, and we expect to realize some costs savings by combining campuses around the world. Inevitably, there are common functions we will need to combine, and we will be working together to determine the right structure and staff for these groups after the deal closes, which is expected to occur in mid-calendar 2018.

Both companies have also established a strong brand reputation with their respective customers. We aim to honor these reputations within our new company. While it is still very early, we intend to create a new, unified company brand that captures and communicates the strength of this combination. I’ll keep you updated (and involved) as we make progress.

Next Steps

Until this transaction is complete, it’s important that we continue to operate as two separate and independent companies. With this in mind, it’s critical that you do not contact anyone at Cavium until the transaction has formally closed. We will be putting an integration team together, but if you have an urgent need, please contact Gary Ignatin, SVP of Corporate Development.

Given that rumors of this deal leaked before it was finalized, which in turn fueled a lot of inaccurate speculation, it’s now especially important that we communicate effectively with Wall Street so that analysts and shareholders understand the facts. To help achieve this, the leadership team are on the East Coast right now meeting with the investment community.

I’m sure you will have many questions as well, so I’ve scheduled a special all-employee meeting on Monday, November 27 at 10 a.m. PT. To help us prepare, please send your questions to John Robertson, in advance. Your business leader will also set up informational meetings with the team in the coming days. I encourage you to attend both.

In the meantime, thank you for staying focused on your work and current priorities. While this news is exciting and potentially distracting, it is still business as usual, so please stay focused on your work. We will keep you posted on our progress.

For those of you in the United States, I wish you a happy and healthy Thanksgiving holiday, and I look forward to talking with everyone early next week.

Matt

Additional Information and Where to Find It

This document relates to a proposed transaction between Marvell and Cavium. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Marvell intends to file a registration statement on Form S-4 with the SEC, which will include a document that serves as a prospectus of Marvell and a joint proxy statement of Cavium and Marvell referred to as a joint proxy statement/prospectus. A joint proxy statement/prospectus will be sent to all Cavium stockholders and all Marvell shareholders. Each party also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Cavium and investors and security holders of Marvell are urged to read the registration statement, the joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Marvell or Cavium through the website maintained by the SEC at www.sec.gov.

The documents filed by Marvell with the SEC also may be obtained free of charge at Marvell’s website at www.marvell.com or upon written request to Marvell at 5488 Marvell Lane, Santa Clara, CA 95054.

The documents filed by Cavium with the SEC also may be obtained free of charge at Cavium’s website at www.cavium.com or upon written request to 2315 North First Street, San Jose, CA 95131.

For more information, investors are encouraged to visit

http://MarvellCavium.transactionannouncement.com.

Participants in the Solicitation

Marvell, Cavium and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Cavium’s stockholders and from Marvell’s shareholders in connection with the proposed transaction. Information about Cavium’s directors and executive officers and their ownership of Cavium’s common stock is set forth in Cavium’s proxy statement for its 2017 Annual Meeting of Stockholders on Schedule 14A filed with the SEC on April 27, 2017. To the extent that holdings of Cavium’s securities have changed since the amounts printed in Cavium’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about Marvell’s directors and executive officers is set forth in Marvell’s proxy statement for its 2017 Annual Meeting of Shareholders on Schedule 14A filed with the SEC on May 3, 2017. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Marvell and Cavium, including statements regarding the benefits of the transaction, the anticipated timing of the transaction and the products and markets of each company. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect Cavium’s business and the price of its common stock and/or Marvell’s business and the price of its common shares, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the merger agreement by the stockholders of Cavium, the approval of the issuance of Marvell shares in the transaction by the shareholders of Marvell, and the receipt of certain governmental and regulatory approvals, (iii) the failure of Marvell to obtain the necessary financing pursuant to the arrangements set forth in the debt commitment letters delivered pursuant to the merger agreement or otherwise, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, (v) the effect of the announcement or pendency of the transaction on Cavium’s business relationships, operating results, and business generally, (vi) risks that the proposed transaction disrupts current plans and operations of Cavium or Marvell and potential difficulties in Cavium employee retention as a result of the transaction, (vii) risks related to diverting management’s attention from Cavium’s ongoing business operations, (viii) the outcome of any legal proceedings that may be instituted against Marvell or against Cavium related to the merger agreement or the transaction, (ix) the ability of Marvell to successfully integrate Cavium’s operations and product lines, (x) the ability of Marvell to implement its plans, forecasts, and other expectations with respect to Cavium’s business after the completion of the proposed merger and realize the anticipated synergies and cost savings in the time frame anticipated or at all, and identify and realize additional opportunities, and (xi) the risk of downturns in the highly cyclical semiconductor industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of Marvell and Cavium described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by either of them from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Marvell and Cavium assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Marvell nor Cavium gives any assurance that either Marvell or Cavium will achieve its expectations.